SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549




                     SECOND AMENDED AND RESTATED APPLICATION

                                       OF

                         ADVISORS ASSET MANAGEMENT, INC.
                (FORMERLY KNOWN AS FIXED INCOME SECURITIES, INC.)


                                       AND


                           ADVISORS DISCIPLINED TRUST
                 (FORMERLY KNOWN AS ADVISOR'S DISCIPLINED TRUST)


             Application Pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the "Act") for an Order
               exempting Applicants from Section 17(a) of the Act


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                                            Name and Address of Persons to
    Name and Address of Applicants          Whom Questions May Be Directed
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Advisors Asset Management, Inc.           Scott R. Anderson
18925 Base Camp Road                      Chapman and Cutler LLP
Monument, Colorado 80132                  111 West Monroe Street
                                          Chicago, Illinois  60603
Advisors Disciplined Trust
18925 Base Camp Road                      Mark J. Kneedy
Monument, Colorado 80132                  Chapman and Cutler LLP
                                          111 West Monroe Street
                                          Chicago, Illinois 60603

File No. 812-13536

                               TABLE OF CONTENTS

                                                               PAGE

I.   SUMMARY OF APPLICATION  . . . . . . . . . . . . . . . . .   3

II.  BACKGROUND  . . . . . . . . . . . . . . . . . . . . . . .   3

III. LEGAL ANALYSIS  . . . . . . . . . . . . . . . . . . . . .   8

IV.  CONDITIONS  . . . . . . . . . . . . . . . . . . . . . . .  13

INDEX TO EXHIBITS  . . . . . . . . . . . . . . . . . . . . . .  15

EXHIBIT A  . . . . . . . . . . . . . . . . . . . . . . . . . .  16

EXHIBIT B  . . . . . . . . . . . . . . . . . . . . . . . . . .  17

I.         SUMMARY OF APPLICATION.

     Advisors Disciplined Trust (formerly known as Advisor's Disciplined Trust), and any series thereof, Advisors Asset Management, Inc. (formerly known as Fixed Income Securities, Inc.) ("AAM"), and any future registered unit investment trusts sponsored by AAM, or an entity controlling, controlled by or under common control with AAM (collectively, the "Depositor"), and their respective series (together with all existing and future series of Advisors Disciplined Trust, the "Trusts," each series of the Trusts is referred to as a "Series," and the Trusts together with the Depositor are collectively, the "Applicants") hereby file this second amended and restated application pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the "Act") for an order of the Securities and Exchange Commission (the "Commission") exempting them from Section 17(a) under the Act, to permit purchases and sales of portfolio securities between different Series acting as principal, as further described in this second amended and restated application.<F1>1 This second amended and restated application for exemption is made on the grounds that these exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because no form has been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the Act.

II.        BACKGROUND

The Series
----------

     Advisors Disciplined Trust is a unit investment trust registered under the Act. The Depositor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Each of the Trusts, which is or will be a unit investment trust registered under the Act, is sponsored by the Depositor and is made up of multiple separate Series. To create each Series, the Depositor acquires a portfolio of securities, which it deposits with the Trustee (as defined below) in exchange for certificates representing units of fractional undivided beneficial interest ("Units") in the deposited portfolio. Units of each Series are or will be registered under the Securities Act of 1933 (the "Securities Act"). Each Series is created by a trust indenture (an "Indenture") among the Depositor and a banking institution satisfying the requirements of
Section 26(a) which is unaffiliated with the Depositor, as trustee (a "Trustee"). Applicants request that any order granted pursuant to this application (the "Requested Order") extend to any future unit investment trust sponsored by the Depositor where the Depositor becomes a party to an Indenture. The Depositor agrees that any such future unit investment trust will rely on the Requested Order only in accordance with the terms and conditions of this second amended and restated application.


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<F1>1     All existing Trusts that currently intend to rely on the requested order have been named as applicants. Any other Trust that relies on the order in the future will comply with the terms and conditions of the application.

     While the structures of the Trusts and the various Series are similar in most respects, the investment objectives of the Series may be different.

     The creation and public offering of all existing Series have been undertaken in full compliance with the requirements of the Act and the Securities Act and subsequent offerings of new Series of present or new Trusts similarly will comply with the requirements of these Acts.

     As unit investment trusts, the Series are not actively managed. Although portfolio securities may be sold to fund redemptions of Units and under other specified extraordinary circumstances specified below, these securities are generally held until a Series terminates or until the securities mature. From time to time, one Series may be selling portfolio securities to meet redemptions while another Series holding one or more of the same securities is issuing additional units and needs to acquire more of those securities. This is especially likely in the case of rollovers of prior Series.<F2>2 This application describes the procedures and safeguards proposed to assure that these transactions will be conducted in the best interests of the Series and their unitholders.

     The principal reasons a Series would sell securities would be for the purpose of meeting redemptions of Units, payment of expenses or in connection with the termination of that Series. However, because the Depositor maintains a secondary market for previously issued Units and generally buys any Units tendered for redemption by investors, redemptions are, as a practical matter, initiated primarily by the Depositor and are almost always the result of more repurchases than resales of Units of a Series by the Depositor in the secondary market.<F3>3

     Securities may also be sold (1) to pay deferred sales charges or expenses or (2) if the Series has elected to be taxed as a "regulated investment company" as defined in the United States Internal Revenue Code of 1986, as amended (the "Code"), and either (i) such sale is necessary or advisable to maintain the qualification of the Series as a regulated investment company or
(ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the Series or on undistributed income in the Series. Although the Depositor is also authorized to direct sales in the event of several specified adverse developments concerning the security or its issuer<F4>4 sales for these reasons are rare and would


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  <F2>2   Rollovers would be conducted in accordance with a prior order of the
Commission. See Fixed Income Securities, L.P. and Advisor's Disciplined Trust, Rel. IC-26529 (Aug. 9, 2004) (notice) and Rel. IC-26593 (Sept. 3, 2004) (order).


  <F3>3   Although unitholders may tender Units to the Trustee for redemption, except for redemptions in kind at the option of the tendering unitholder, the Indenture requires the Trustee to sell Units to the Depositor as long as it is maintaining a secondary market.

  <F4>4   The Indenture authorizes but does not require the Depositor to direct the Trustee to sell securities from a Series' portfolio in one or more of the following additional circumstances:

          (1) following a default in payment of principal, interest or both (on a debt obligation) or a default in the payment of dividends, after declared and when due and payable (on an equity security);
                                                              Footnote continued
make those securities inappropriate for acquisition by another Series. Therefore, any sale made under the circumstances described in footnote 4 will not be made in reliance on the requested relief.


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Continued Footnote

          (2) following any action or proceeding that has been instituted at law or equity seeking to restrain or enjoin the payment of principal or interest (on a debt obligation) or dividends (on an equity security);

          (3) following any action or proceeding attacking the constitutionality of any enabling legislation or alleging and seeking to have judicially determined the illegality of the issuing body or the constitution of its governing body or officers, the illegality, irregularity or omission of any necessary acts or proceedings preliminary to the issuance of such securities, or seeking to restrain or enjoin the performance by the officers or employees of any such issuing body of any improper or illegal act in connection with the administration of funds necessary for debt service on such securities;

          (4) if any other legal question or impediment arises affecting the security or payment of debt service (on a debt obligation) or payment of dividends (on an equity security);

          (5) following a breach of covenant or warranty in any resolution, ordinance, trust indenture or other document which would adversely affect either immediately or contingently the payment of debt service (on a debt obligation), the payment of dividends (on an equity security), the security's general credit standing or otherwise impair the sound investment character of such security;

          (6) that there has been a default on the payment of principal or of interest (on a debt obligation) or in the payment of dividends, principal, income or premium, if any (on an equity security) or any other outstanding obligations of an issuer or guarantor of such security;

          (7) if the price of the security has declined to such an extent, or other such credit factors exist so that, in the opinion of the supervisor, retention of such security would be detrimental to the Series and the best interests of the unitholders;

          (8) if there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders;

          (9) if the Series has not elected to be taxed as a "regulated investment company" as defined in the Code, as amended, that the sale of such securities is required in order to protect the Series from being deemed an association taxable as a corporation for federal income tax purposes; and

         (10) if as a result of the ownership of the security, the Series or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Code, as amended.

The Depositor currently acts as "supervisor" of all existing Series.

The Proposed Arrangements
-------------------------

     The arrangements under which the Depositor proposes the Series would buy and sell securities from one another are modeled on Rule l7a-7 as discussed below.

   (a)  Transactions in Qualified Securities

     It is expected that any purchase of securities by a Series would occur in connection with the creation and sale of additional Units of that Series (including in connection with a rollover of a prior Series) and result from a deposit of cash with the Series' Trustee with instructions to purchase additional securities. In these circumstances, the additional securities must generally be the same securities that made up the original portfolio and the deposit of the additional securities must maintain as closely as practicable the original proportionate relationship among those securities.

     Purchases and sales of securities are effected under the direction of the Depositor's professional traders that seek the best price and execution on portfolio securities orders. The Depositor estimates that effecting purchases and sales of securities between Series in reliance on the Requested Order would result in significant savings to investors in the Trusts by avoiding unnecessary brokerage costs.

     Pursuant to the procedures proposed to be adopted by the Depositor and the Trustee upon the granting of the Requested Order, the Depositor will make an initial determination that two Series are on opposite sides of a transaction in Qualified Securities (as defined below) traded on a Qualified Exchange (as defined below). The Depositor will certify in writing to the Trustee of each affected Series, no later than the close of business on the business day following each sale pursuant to the order requested by this application, (i) that the transaction is consistent with the investment objective and policies of each Series as recited in their respective registration statements and reports filed under the Act, (ii) the reason that the Selling Series (as defined below) is selling the Qualified Securities, (iii) the date of the transaction, (iv) how the securities being sold meet the definition of Qualified Securities set forth in the Requested Order, and (v) the applicable price of the Qualified Securities on the Qualified Exchange for the date the Qualified Securities are sold. The price so certified would be the closing sale price on a Qualified Exchange. Applicants submit that use of the last trade price is fully consistent with prevention of any overreaching. This certification will be forwarded to the Trustee of each Series for its approval. The Trustee will then countersign the certificate, unless, in the unlikely event that the Trustee disagrees with the price listed on the certificate, the Trustee immediately informs the Depositor orally of any such disagreement and returns the certificate within five days with corrections duly noted. Upon receipt by the Depositor of the corrected certificate, if the Depositor can verify the correct price by reference to any independently published list of prices for the date of transaction, the Depositor will ensure that the price of units of each of the Purchasing Series (as defined below) and the Selling Series accurately reflect the corrected price.

To the extent that the Depositor disagrees with the Trustee's corrected price, the Depositor and the Trustee will jointly determine the correct sales price by reference to a mutually agreeable, independently published list of prices for the date of the transaction.

     These procedures will comply with each of the provisions of Rule 17a-7 except for 17a-7(e) and (f); unit investment trusts by definition have no board of directors. Applicants propose as a substitute for the requirement of Rule 17a-7(e) and (f) that the Trustee of each Series would (a) review the procedures relating to the sale of securities by one Series and the purchase by another and
(b) make any changes to those procedures as it deems necessary and are reasonably designed to comply with paragraphs (a) through (d) of Rule 17a-7. Depositor proposes that the relief granted would be subject to the following conditions and representations:

   (1) portfolio securities eligible for sale from one Series to another are limited to those securities that are (i) actively traded (i.e., having an average daily trading volume in the preceding six months of at least 500 shares equal in value to at least $25,000) on an exchange (a "Qualified Exchange") which is either (a) a national securities exchange which meets the qualifications of Section 6 of the Exchange Act or (b) a foreign securities exchange meeting the qualifications set forth in the proposed amendments to Rule 12d3-1(d)(6) under the Act<F5>5 and that release daily closing prices, and (ii) included in a published index ("Qualified Securities");

   (2) each sale of Qualified Securities is effected at the closing price of those securities on the Qualified Exchange, without any brokerage charges or other remuneration, except customary transfer fees, if any;

   (3) the nature and conditions of these transactions must be fully disclosed to investors in the appropriate prospectus of each participating Series;

   (4) the Trustee of each Series must (a) review the procedures relating to the sale of securities and (b) make any changes to those procedures as it considers necessary as reasonably designed to comply with paragraphs (a) through
(d) of Rule 17a-7; and

   (5) a written copy of these procedures and a written record of each transaction must be maintained as provided in Rule 17a-7(g).

     The relief requested by this application would include (i) purchases by any Series that is acquiring Qualified Securities (a "Purchasing Series") in connection with subsequent deposits of cash or securities and to create Units of the Purchasing Series (ii) sales by any Series that is selling Qualified Securities (a "Selling Series") in connection with the termination in one of the limited circumstances specified by the Indenture of the Selling Series (expected primarily to result from the scheduled termination of the Selling Series, rollovers into a successor Series and redemptions of Units of the Selling Series). In the experience of the Depositor, because of the large number of outstanding Series, sales of securities by a Selling Series frequently coincide


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  <F5>5   Investment Company Act Re. No. 17096 (Aug. 3, 1989).

with purchases of the same securities by a Purchasing Series. This occurs as a result of a number of routine occurrences including rollovers to successor Series, Unit redemptions and periodic tax compliance. Applicants agree that if a security is being sold for any of the reasons specified in footnote 4 above, it will not be sold to any other Series pursuant to the Requested Order. Any purchase would be in connection with the creation of Units of the Purchasing Series.

   (b)  Transactions in Treasury Securities.

     The Depositor anticipates that it may create Series which contain U.S. Treasury securities ("Treasuries"). When these Series terminate, the Depositor expects then to offer new Series so that holders can continue this investment strategy by rolling over at a reduced sales charge. In this context, it is anticipated that some of the Treasuries from a terminating Series may also be included in a successor Series. Applicants seek exemption to sell Treasuries from the terminating Selling Series in connection with a rollover offer to the Purchasing Series when it includes Treasuries of the same issue (in the case of coupon Treasuries) or maturity (in the case of Treasuries that do not bear interest). Transactions would be effected at the offer-side evaluation of the Treasuries, as determined by an independent evaluator that will be a "qualified evaluator" as defined in Rule 22c-1(b)(2) under the Act (an "Independent Evaluator"). The Independent Evaluator will be a party to the Indenture.

     In order to minimize the potential for overreaching in these situations, the Depositor will certify in writing to the Trustee of both the Selling and the Purchasing Series, within five days of each sale of securities from a Selling Series to a Purchasing Series: (a) that the transaction is consistent with the policy of both the Selling and the Purchasing Series, as recited in their respective registration statements and reports filed under the Act, (b) the date of the transaction, and (c) the price determined by the Independent Evaluator for the sale date of the Treasuries. The Trustee will then countersign the certificate unless, in the event the Trustee disagrees with the price listed on the certificate, the Trustee immediately informs the Depositor orally of any such disagreement and returns the certificate within five days to the Depositor with corrections duly noted. Upon the Depositor's receipt of a corrected certificate, the Depositor and the Trustee will jointly determine the correct sales price by reference to a mutually agreeable, published list of prices for the date of the transaction.

III.       LEGAL ANALYSIS.

     Section 17(a) of the Act makes it unlawful for any affiliated person or promoter of or principal underwriter of a registered investment company or any affiliate of such a person to purchase any securities from or sell any securities to such registered investment company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include, any person directly or indirectly controlling, controlled by or under common control with, such other person. Absent an exemption from Section 17(a) of the Act, investment companies under common control may be considered affiliates of one another and therefore unable to buy and sell securities from one another without approval of the Commission. The Depositor will sponsor each Series. While there appears to be no precedent with respect to unit investment trusts of the fixed portfolio type, as the Depositor might be considered to control each Series, it is possible that each Series would be considered an affiliate of the others.

     Section 17(b) of the Act provides limited relief from the restrictions set forth in Section 17(a) of the Act. Pursuant to Section 17(b) of the Act, the Commission may exempt a proposed transaction from one or more provisions of
Section 17(a) of the Act if evidence establishes that:

          "(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

          (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the Act]; and

          (3) the proposed transaction is consistent with the general purposes of [the Act]."

     Additional relief from Section 17(a) of the Act is provided by Rule 17a-7. Rule 17a-7 was designed to permit registered investment companies which might be deemed affiliates by reason of common investment advisers, directors or officers, to purchase securities from or sell securities to one another at an independently determined current market price, provided there was no consideration other than cash payment against prompt delivery, the transaction was consistent with the policy of each registered company, and no brokerage commission, fee or other remuneration was paid in connection with the transactions.<F6>6 A principal reason that the Commission advanced for proposing Rule 17a-7 was that:

          [I]t appears that the interests of investors will be served by the rule in that it permits affiliated investment companies which heretofore may have chosen to avoid the application procedures of
          Section 17(b) of the Act by purchasing or selling securities on the open market, thereby incurring duplicative brokerage charges, to avoid the payment of brokerage by effecting such transactions with each other.<F7>7

     Rule 17a-7 was amended in 1981, as explained in Rel. IC-11676 (March 10,
1981), to provide a check against the increasing flexibility assumed by mutual funds in determining the independent prices of their portfolio securities. The amendment added a new condition (paragraph (e)) to Rule 17a-7 which required adoption and monitoring<F8>8 by the funds' boards of directors (including a majority of those directors on each board who are not interested persons) of procedures to assure compliance with the revised rule. Unfortunately, this amendment may have effectively foreclosed unit investment trusts (which by definition have no board of directors


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  <F6>6   See Rel. IC-11136 (April 21, 1980).

  <F7>7   See Rel. IC-4697 (September 7, 1966).

  <F8>8   The Commission, in its Rel. IC-19719 (effective Oct. 25, 1993), eliminated the annual director review requirement from certain rules, including Rule 17a-7.

as such) from realizing similar savings for their holders.<F9>9   The
requirement in Rule 17a-7(e) that the board of directors adopt and monitor certain procedures was adopted, among other things, because transactions permitted by Rule 17a-7 may involve entities that are not registered investment companies. The requested relief would extend only to transactions between registered unit investment trusts. Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act, if exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Because Applicants may not rely on the rule, Applicants request relief pursuant to Sections 6(c) and 17(b) to permit a Selling Series to sell Qualified Securities and Treasuries to a Purchasing Series and to permit the Purchasing Series to purchase those securities under the terms and conditions described herein. For the reasons stated below, Applicants submit that the terms of the transactions meet the standards of Sections 6(c) and 17(b).

     Rule 17a-7 is available to persons that are affiliated "solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common directors, and/or common officers...." Although the Depositor is not literally an adviser, director or officer, Applicants submit that the provisions of Rule 17a-7 are appropriate in determining whether the transfer of securities between a Selling Series and a Purchasing Series as described above raises policy concerns.

          (a)  Transactions in Qualified Securities

     As proposed, a sale of Qualified Securities by a Selling Series to a Purchasing Series will satisfy each of the requirements of Rule 17a-7 other than paragraphs (e) and (f) thereof and meets all of the requirements of Rule 17a-7 as in effect until the 1981 amendment. The Selling Series will sell its Qualified Securities to the Purchasing Series at the securities' closing sales price on the applicable Qualified Exchange on the sale date, without any brokerage charges or other remuneration except customary transfer fees, if any. The Depositor will represent that the transaction is consistent with the investment objectives of each Selling Series and each Purchasing Series. As unit investment trusts do not have a board of directors, satisfying the additional condition of board review as such may not be possible, although a Trustee could perform a review function, as set forth below. (See footnote 9 and accompanying text for a discussion of trustees performing functions similar to the functions of a board of directors.)

     Applicants further submit that the rationale behind the on-going monitoring requirement of paragraph (e) is not applicable to securities listed on a national securities exchange or a qualified foreign exchange. Review in this context would perform little useful purpose where


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  <F9>9   The Act's definition of directors includes ".any person performing similar functions with respect to any organization." which in some cases has included the trustee of a unit investment trust. See Chabot v. Empire Trust Company, 301 F.2d 458, 460 (2d Cir. 1962) (trustee is a director under definition in the Act for purposes of limits on indemnification in Section17(h) of the Act). As the Commission has recognized, exemptions from the Act which require judgment can in some cases be based on determinations made by a unit trust's trustee. See United States Trust Company (avail. May 27, 1982) and similar subsequent letters.

independently verifiable closing prices of securities are readily available. Also, the requirement that the subject securities be Qualified Securities assures that only transactions in large active issues which comprise a portion of a published index will be authorized, and therefore the probable availability of current, accurate prices. In addition to any national securities exchange which meets the qualifications of Section 6 of the Exchange Act, it is proposed that the term Qualified Exchange will include any "qualified foreign exchange,"<F10>10 defined as follows in Rel. IC-17096 (Aug. 3, 1989):

     "A stock exchange in a country other than the United States that meets the following requirements:

          (1) trading on the exchange occurs at least four days per seven-day week (except when the exchange is closed for national holidays);

          (2) neither the rules of the exchange nor laws or regulations of the country in which the exchange is located restrict the ability of an acquiring company to trade its holdings on the exchange (unless such restrictions apply equally to all persons);

          (3) the exchange has had an annual trading volume in stocks in the preceding year equal in value to at least 7.5 billion U.S. dollars; and

          (4) the exchange has had, in the preceding year, a turnover ratio of at least 20% of its total market capitalization."

     By limiting the definition of Qualified Exchange to a national securities exchange or a qualified foreign exchange, Applicants have restricted the foreign exchanges upon which Qualified Securities may trade to those foreign exchanges the Commission has recognized in other contexts as having a depth of market comparable to that of a national securities exchange.

     With the above criteria, there is little likelihood that current market prices of securities listed in published indices, including foreign indices, could not be obtained from a national securities exchange or a qualified foreign exchange.

     In order to minimize the possibilities of overreaching in these transactions, the Applicants have agreed to the certifications following each transaction, as described above. Furthermore, each Trustee of outstanding Series will review the procedures for sales and purchases and make such changes as it deems necessary, consistent with Rule 17a-7(e)(2). Finally, records of the procedures and of each transaction will be maintained as provided in Rule 17a-7(g). As the proposed transactions will be carried out following Rule 17a-7 (except for paragraphs (e) and (f) thereof to the extent described) and there will be a formalized disclosure and review process, it is submitted that the transactions will be fair and reasonable and will not involve overreaching.


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  <F10>10  The version of the amended rule that was adopted did not include the part of the proposed amendment defining the term "qualified foreign exchange."

     It is further submitted that such transactions will be clearly consistent with the policies of each Series, as only securities that would otherwise be bought or sold on the open market pursuant to the policy of each such Series will be involved in the proposed transactions. In addition, such purchases from and sales to such affiliated investment companies will take place only in the limited circumstances described above. Finally, it is submitted that the current practice of buying and selling on the open market leads to unnecessary brokerage fees on sales of securities and is therefore contrary not only to the policies of a Series but to the general purposes of the Act.

     The exemption sought from Section 17(a) is substantially similar to relief granted to The GMS Group, LLC, Rels. IC-27554 (Nov. 16, 2006) (notice) and IC-27597 (Nov. 16, 2006) (order); Henion & Walsh, Inc., Rels. IC-26353 (Feb. 17,
2004) (notice) and IC-26387 (Mar. 15, 2004) (order); National Equity Trust and Prudential Investment Management Services LLC, Rels. IC-25714 (Aug. 21, 2002) (notice) and IC-25733 (Sep. 17, 2002) (order); Investec Ernst & Company, Rels. IC-25508 (Apr. 3, 2002) (notice) and IC-25553 (Apr. 24, 2002) (order); Equity
Investor Fund, Rels. IC-24344 (Mar. 21, 2000) (notice) and IC-24395 (Mar. 21,
2000) (order); Salomon Smith Barney, Inc., Rels. IC-24269 (Jan. 28, 2000) (notice) and IC-24293 (Feb. 23, 2000) (order); Equity Trust, ABCs Trust Series 1, Rels. IC-23780 (Apr. 9, 1999) (notice) and IC-23827 (May 6, 1999) (order);
Corporate Income Fund, Rels. IC-24143 (notice)(Nov. 18, 1999) and IC-24193 (order)(Dec. 14, 1999); Ranson Unit Investment Trusts, Rels. IC-23513 (Oct. 30,
1998) (notice) and IC-23546 (Nov. 24, 1998) (order); Nike Securities L.P., Rels. IC-23528 (Nov. 6, 1998) (notice) and IC-23583 (Dec. 2, 1998) (order); Dean
Witter Select Equity Trust, Rels. IC-23168 (May 1, 1998) (notice) and IC-23209 (May 27, 1998) (order); EVEREN Unit Investment Trusts, Rels. IC-21871 (Apr. 3,
1996) (notice) and IC-21930 (Apr. 30, 1996) (order); Voyageur Fund Managers, Inc., Rels. IC-21620 (Dec. 22, 1995) (notice) and IC-21691 (Jan. 22, 1996)
(order); Van Kampen Merritt Equity Opportunity Trust Rels. IC-20979 (Mar. 30,
1995) (notice) and IC-21028 (Apr. 25, 1995) (order); First Trust Special Situations Trust, Rels. IC-20946 (Mar. 8, 1995) (notice) and IC-20985 (Apr. 4,
1995); and Defined and Asset Funds-Equity Income Funds, Rels. IC-20447 (Aug. 5,
1994) (notice) and IC-20517 (Aug. 31, 1994) (order).

     (b)  Transactions in Treasury Securities in connection with rollovers.

     Applicants submit that the proposed sale of Treasuries by a terminating Series (a "Rollover Series") to a successor Series of the same type (a "New Series") will comply with all of the provisions of Rule 17a-7, other than paragraphs (b), (e) and (f).<F11>

     Paragraph (b) of Rule 17a-7 requires that transactions be effected at the independent current market price of the security. The Treasuries fall within the paragraph (b)(4) category of "all other securities," for which the current market price under Rule 17a-7(b) is the average of


-------------------------------------------------------------------------------
  <F11>11  Paragraph (f) of Rule 17a-7 requires that a board of directors satisfy certain corporate governance requirements. Because the Trusts are unit investment trusts that do not have boards of directors, the corporate governance requirements in Rule 17a-7(f) would not apply.

the highest current independent bid and lowest current independent offer, determined on the basis of reasonable inquiry.

     Sales of Treasuries from a Rollover Series to a New Series would be made at their offer-side evaluation, as determined by the Independent Evaluator. Other Treasuries acquired by the Purchasing Series will be acquired at the offer-side evaluation and the Purchasing Series would be valued during the Series' initial offering period based on the Treasuries' offer-side evaluation. The Independent Evaluator will determine the offer-side evaluation as follows: (a) on the basis of current offer prices for the Treasuries, (b) if offer prices are not available on any Treasuries, on the basis of current offer prices for comparable Treasuries, (c) by determining the value of the Treasuries on the offer side of the market by appraisal, or (d) by any combination thereof. Applicants submit therefore, that there will be uniformity as to price for all of the Treasuries evaluated (both Treasuries bought in the market and Treasuries purchased from a Rollover Series). In addition, all unitholders of the New Series, both unitholders who have rolled over from a Rollover Series and new unitholders, will acquire Units with a value based on the offer-side evaluation of the Treasuries, which is consistent with the Series' acquisition cost.

     As noted above in connection with transactions in Qualified Securities, paragraph (e) of Rule 17a-7 requires an investment company's board of directors to adopt and monitor procedures for purchase and sale transactions with affiliated funds to assure compliance with the rule, while Applicants, as unit investment trusts, have no board of directors to review these transactions. Applicants submit that this review in the context of transactions in Treasuries would serve little useful purpose because independently verifiable prices are readily available and that transactions under these circumstances will not disadvantage either Series. Rather, sales of Treasuries between Series will reduce transaction costs to the Rollover Series and its holders, without any corresponding additional cost to the New Series. In addition, these transactions will be consistent with the policy of each Series participating in them, as only securities that would otherwise be bought and sold on the open market pursuant to the policy of each Series will be involved in the proposed transactions. This relief is consistent with that granted to Corporate Income Fund, Rels. IC-24143 (notice) (Nov. 18, 1999) and IC-24193 (order) (Dec. 14,
1999); Dean Witter Select Equity Trust, Rels. IC-23168 (May 1, 1998).

IV.        CONDITIONS.

     The Applicants agree that any order granting the requested relief will be subject to the following conditions:

    1. Each sale of Qualified Securities between the Series will be effected at the closing price of the Qualified Securities sold on the applicable Qualified Exchange, on the sale date. Each sale of Treasuries between the Series will be effected at the Treasuries' offer-side evaluation as determined by an Independent Evaluator as of the evaluation time on the sale date. Sales of Qualified Securities and Treasuries will be effected without any brokerage charges or other remuneration except customary transfer fees, if any.

    2. The nature and conditions of such transactions will be fully disclosed to investors of each participating Series.

    3. The Trustee of each Series will (a) review the procedures relating to the sale of Qualified Securities and Treasuries from one Series to another and
(b) make any changes to those procedures as the Trustee considers necessary as reasonably designed to comply with paragraphs (a), (b) (except for transactions in Treasuries), (c) and (d) of Rule 17a-7.

    4. A written copy of these procedures and a written record of each transaction pursuant to the Requested Order will be maintained as provided in Rule 17a-7(g).

     UPON THE BASIS OF THE FOREGOING, Applicants believe that granting the requested exemption to permit the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further believe that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act. Applicants respectfully request that the Commission enter an order under Sections 6(c) and 17(b) of the Act, exempting the Applicants from the provisions of Section 17 (a), to the extent necessary to permit the purchase and sale of Qualified Securities and Treasuries between Series, as described in this application.

     PURSUANT TO RULE 0-2(c) OF THE GENERAL RULES AND REGULATIONS UNDER THE ACT, the Applicants declare that this second amended and restated application is signed by Alex R. Meitzner, a Senior Vice President of Advisors Asset Management, Inc., the Depositor of the Trust, pursuant to the authority invested in him by the board of directors of Advisors Asset Management, Inc. as represented in Exhibit B.

Dated: February 20, 2009



                                    ADVISORS DISCIPLINED TRUST

                                    By: Advisors Asset Management, Inc.,
                                      Depositor

                                    By     /s/ ALEX R. MEITZNER
                                      ----------------------------------
                                             Alex R. Meitzner
                                           Senior Vice President

                                    ADVISORS ASSET MANAGEMENT, INC.

                                    By     /s/ ALEX R. MEITZNER
                                      ----------------------------------
                                             Alex R. Meitzner
                                           Senior Vice President

INDEX TO EXHIBITS


Exhibit A - Verification

Exhibit B - Certificate of Secretary of Advisors Asset Management, Inc.

                                                                      EXHIBIT A

VERIFICATION

STATE OF KANSAS          )
                         ) SS
COUNTY OF SEDGWICK       )

     The undersigned being duly sworn, deposes and says that he has duly executed the attached second amended and restated application for and on behalf of the Advisors Disciplined Trust and Advisors Asset Management, Inc.; that he is Senior Vice President of Advisors Asset Management, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.




                                           /s/ ALEX R. MEITZNER
                                      ----------------------------------
                                             Alex R. Meitzner
                                           Senior Vice President

                                                                      EXHIBIT B


CERTIFICATE OF SECRETARY OF FIXED INCOME SECURITIES, INC.

     I, Michael Dudley, Secretary of Fixed Income Securities, Inc., certify that the directors of said corporation duly adopted the following resolutions:

     RESOLVED, that Alex R. Meitzner of Fixed Income Securities, Inc. (the "Company" or the "Depositor") be, and hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Company and as sponsor of Advisor's Disciplined Trust and future unit investment trusts sponsored by the Company (the "Trusts") and their respective series (each a "Series"), an application or applications in such form as he deems necessary or appropriate seeking an exemption from various provisions of the Investment Company Act of 1940, as amended (the "Act"), to permit purchases and sales of portfolio securities between different Series acting as principal and to exempt the Depositor, the Trusts and their respective Series from Section 17(a) of the Act.

     FURTHER RESOLVED, that Alex R. Meitzner be, and hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the Company and the Trusts such other documents or instruments as he deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to such application, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument.

     FURTHER RESOLVED, that upon issuance of an order of exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described application, the Trusts and the Company are authorized to act in accordance with the provisions of the order of exemption.



                                      Dated:  February 21, 2008



                                              /s/   MICHAEL DUDLEY
                                      ----------------------------------------
                                                 Michael Dudley

                                      Secretary, Fixed Income Securities, Inc.